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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2012
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

COMMISSION FILE NUMBER: 0-4408

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Resource America, Inc. Investment Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Resource America, Inc.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, PA 19112

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RESOURCE AMERICA, INC.
INVESTMENT SAVINGS PLAN

I N D E X

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Resource America, Inc. Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Resource America, Inc. Investment Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Resource America, Inc. Investment Savings Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
July 16, 2013

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS
Investments, at fair value	$17,254,839	$14,695,516
Interest bearing cash	89,146	—
Receivables:
Notes receivable from participants	310,612	213,574
Participant contributions	4,799	13,539
Employer contributions	2,246	3,389
Dividends and interest	342	293
	317,999	230,795
Total assets	17,661,984	14,926,311

LIABILITIES
Corrective distributions payable	—	(232,623)
Accrued liabilities	(15,230)	(18,693)
Total liabilities	(15,230)	(251,316)

Net assets available for benefits, at fair value	17,646,754	14,674,995
Adjustment from fair value to contract value for interests in collective trusts relating to fully benefit-responsive investment contracts	(12,404)	(16,973)
NET ASSETS AVAILABLE FOR BENEFITS	$17,634,350	$14,658,022

The accompanying notes are an integral part of these statements.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

Contributions:
Participants	$1,553,677
Employer	599,107
Rollovers	166,721
Total contributions	2,319,505

Interest income on notes receivable from participants	10,620

Investment income:
Interest and dividend income	475,802
Net appreciation in fair value of investments	1,922,998
Net investment income	2,398,800

Deductions:
Benefits paid to participants	(1,695,467)
Plan expenses	(57,130)
NET INCREASE	2,976,328

Net assets available for benefits:
Beginning of year	14,658,022
End of year	$17,634,350

The accompanying notes are an integral part of this statement.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and 2011

NOTE A ‑ DESCRIPTION OF THE PLAN

The following brief description of the Resource America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Resource America, Inc. (the “Company” or "Plan Sponsor"), covering substantially all employees of the Company and its subsidiaries, except employees of Parkwin Services, LLC. Employees become eligible to participate in the employee deferred portion of the Plan beginning on the first day of the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may elect to defer up to 100% of their pre-tax annual compensation, as defined in the Plan document and subject to annual limitations under the Internal Revenue Code (“IRC”). Participants may elect to have all or any portion of their salary deferral contributions treated as Roth 401(k) contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also make rollover contributions from other qualified plans.

The Plan was amended and restated on November 16, 2011 to become a Safe Harbor Plan effective as of January 1, 2012. For the Plan year beginning January 1, 2012, the Company match was changed to equal 100% of the first 3% of eligible compensation the participant contributes to the Plan and 50% of the next 2% of eligible compensation contributed to the Plan, for a maximum employer match of 4% of eligible compensation. Participants are eligible to receive matching contributions upon the achievement of 1,000 hours of service and twelve months of service. In addition, elective deferrals and matching contributions made after January 1, 2012 are 100% vested. In addition to matching contributions, the Company may make discretionary contributions as determined by the Company's board of directors. Discretionary contributions are allocated based on a participant's compensation as defined in the Plan document. Contributions are subject to certain IRC limitations. The Company's matching contributions totaled $599,107 for the year ended December 31, 2012. The Company did not make any discretionary contributions for the year ended December 31, 2012.

Participants may elect to change their deferral percentage on a pay period basis. Participants direct the investment of their deferral contributions and the Company matching contributions into various investment options offered by the Plan. At December 31, 2012, the Plan's investment options included 12 mutual funds, one collective trust, and Resource America, Inc. (NASDAQ: REXI) common stock as of December 31, 2012. At December 31, 2011, the Plan's investment options included 11 mutual funds, two collective trusts and Resource America common stock. The Plan also allows participants to invest in Self-Directed Brokerage accounts, which may be invested only in securities traded on active exchanges.

Participant Accounts

Each participant's account is credited with the participant's contributions, rollover contributions, the Company's matching contributions, an allocation of the Company's discretionary contribution (if any), actual investment earnings, plan expenses and actual investment losses. The benefit to which a participant is entitled is the vested portion of the participant's account.

Vesting

Participants are immediately vested in employee contributions, as adjusted for actual earnings or losses thereon. Vesting in the Company's safe harbor employer matching portions of their account balance earned after January 1, 2012 are immediately 100% vested. Vesting of Company employer discretionary contributions and employer matching portions earned prior to January 1, 2012 is based on years of continuing service; a participant vests at the rate of 20% per year such that a participant is 100% vested after five years of credited service. Employer contributions are fully vested upon death or disability of the participant.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2012 and 2011

Forfeitures

Forfeited amounts, if any, and earnings thereon, are available to reduce future employer contributions and to pay Plan expenses. As of December 31, 2012 and 2011, the Plan had accumulated forfeitures of $22,354 and $70,111, respectively. During the year ended December 31, 2012, forfeitures were used to pay $54,918 of Plan expenses and were applied to reduce $76,693 of employer contributions.

Payment of Benefits

Upon termination of service, retirement, death or disability, the vested portion of a participant's account may be distributed to the participant or beneficiary by transfer to another qualified plan or IRA account, through a lump-sum distribution or in installment payments. There are additional provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age. If a participant's account balance is less than $5,000 but greater than $1,000 upon termination, a distribution of the participant's account may be made automatically into an IRA. If a participant's vested account balance is less than $1,000 upon termination, a distribution of the participant's account may be made automatically in a single lump-sum cash distribution.

In-service withdrawals of all or a portion of a participant's vested account balance may be made by participants who have attained the age of 59 1/2. Hardship withdrawals from a participant's deferral contribution accounts are permitted when certain criteria are met. However, subsequent to a hardship withdrawal, the participant's pre-tax and/or Roth after-tax contributions will be suspended for a period of six months. In-service withdrawals of all or a portion of a participant's rollover account balance may be withdrawn at any time.

Notes Receivable from Participants

The Plan allows participants to borrow funds from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Participants may elect a repayment term of up to 60 months, with longer terms available when the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 4.25% to 6.0% which are based on the prime rate plus 1% as of the most recently completed quarter at the time the loan is made. Principal and interest are generally paid ratably through bi-weekly payroll deductions.

Plan Administration

The Plan incurred administrative expenses of $57,130 for the year ended December 31, 2012, of which $54,918 was funded from the Plan's forfeiture account. Certain administrative expenses were paid directly by the Company. The Company has the option, but not the obligation, to pay any of the Plan's administrative expenses. In addition, certain administrative functions are performed by officers or employees of the Company for which the officer or employee receives no compensation from the Plan nor is the Plan charged by the Company for these services.

NOTE B ‑ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value on the Statements of Net Assets Available for Benefits, with an adjustment from fair value to contract value related to the Plan's interest in collective trusts which invest in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the Fund as well as the adjustment

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2012 and 2011

of the collective trusts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for a further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of Plan assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2012 and 2011.

Adoption of New Accounting Standards

Fair value measurements. In May 2011, the Financial Accounting Standards Board (“FASB”) issued an amendment to revise the wording used to describe the requirements for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendments to result in a change in the application of the current requirements. Some of the amendments clarify the FASB's intent about the application of existing fair value measurement requirements, such as specifying that the concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements such as specifying that, in the absence of a Level 1 input, a reporting entity should apply premiums or discounts when market participants would do so when pricing the asset or liability. This guidance became effective for the Plan beginning January 1, 2012. The adoption of this amendment did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

NOTE C - FAIR VALUE MEASUREMENTS

The Plan follows FASB guidance for fair value measurements which established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 − Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2012 and 2011

Level 3 − Unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and that are, consequently, not based on market activity, but upon particular valuation techniques.

An asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stock

Common stock which is actively traded is valued at the quoted market prices on nationally recognized securities exchanges are classified as Level 1 investments.

Mutual funds

Mutual funds, which are actively traded are valued at quoted market prices on nationally recognized securities exchanges and represent the net asset value of shares held by the Plan at year-end, are classified as Level 1 investments.

Collective trusts

Collective trust funds are comprised of a non-fully benefit-responsive investment fund at December 31, 2011 and a fully benefit-responsive investment fund at December 31, 2012 and 2011.

Investments in the non-fully benefit-responsive investment fund, Bank of America, N.A. Equity Index Trust, were valued at the net asset value of the units held by the Plan which is based on quoted market prices of the underlying securities of the fund and are classified as Level 2 investments. This fund was liquidated, at fair value, effective March 27, 2012.

The Plan invests in a fully-benefit responsive investment fund, Federated Capital Preservation Fund (“the Fund”). The Fund is a stable value fund which seeks to provide investors stable principal and high current income. The Fund invests in guaranteed investment contracts (“GIC's”), separate account guaranteed investment contracts (“SGIC's”), synthetic guaranteed investment contracts (“SIC's”), money market mutual funds and other stable value products that can be carried at contract value. GIC's represent deposits which are guaranteed at a stated interest rate for the term of the contract. The fair value of GIC's is determined based on the present value of the contract's expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. SGIC's are portfolios of securities (fixed-income securities or shares of open-end mutual funds) held in a separate account owned and managed by or on behalf of the insurance company issuing the GIC for the exclusive benefit of investors in the separate account. SIC's are portfolios of securities owned by the Fund. Each of the SGIC's and SIC's has a wrap contract that provides a minimum guaranteed rate of return for the term of the contracts. The fair value of the SGIC's and SIC's is determined based on the fair value of the securities underlying each GIC. The underlying securities can be comprised of, primarily, over-the-counter market securities and open-end mutual funds. Over-the-counter securities such as fixed-income instruments, with remaining maturities greater than 90 days are fair valued using price evaluations provided by a pricing service. In addition, the fair value of the wrap contract is calculated using the contract value of the GIC as of the balance sheet date, giving consideration to any contractually agreed-upon replacement fees charged by the wrap contract provider. Short-term securities held by the Fund are stated at amortized cost (which approximates fair value) if maturity is 90 days or less at the time of purchase, or at market value if maturity is greater than 90 days at the time of purchase. The fair value of the Fund was then adjusted to contract value (cost plus accrued interest) in the Statement of Net Assets Available for Benefits. Investments in the Fund at December 31, 2012 and 2011 are classified as Level 2 investments.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2012 and 2011

The interest rate of the Fund (also known as the crediting rate) is initially based on the yield of the underlying securities and changes based on the experience of the cash flow and market value of the underlying fixed-income securities. The key factors that influence future interest crediting rates for the Fund's SGIC's and SIC's include: the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the GIC, the investment returns generated by the fixed-income securities underlying the GIC's, and the duration of the fixed-income securities underlying the GIC. All SGIC's and SIC's in the Fund provide for a minimum interest crediting rate of zero percent, which is intended to protect participants' principal and accrued interest. The Fund's weighted average gross crediting interest rate was 2.33% and 3.17% as of December 31, 2012 and 2011, respectively. The average yields of the Fund for the year ended December 31, 2012 were as follows:

Ratio of year end market value yield to investments (at fair value):	1.59%
Ratio of year end crediting rate investments (at fair value):	1.95%

The Fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirement for the purpose of funding a bona fide benefit payment, making a participant loan, honoring an employee-directed transfer of the employee's interest in the Plan to another investment election, or paying trust fees. Withdrawals from the Fund for any other purpose generally require 12 months advance written notice. Certain events limit the ability of the Fund to transact at contract value. These events may include, but are not limited to the following: mergers, mass layoffs, plan terminations, implementation of early retirement incentive programs or other events within the control of the Fund or the Plan Sponsor resulting in a material and adverse financial impact on the Fund's obligations under the GIC. No events have occurred that would prevent participants from transacting at contract value. There are no reserves against contract value for credit risk of the contract issuer or other-wise. The fair value of the investment in the Fund at December 31, 2012 and 2011 was $716,383 and $797,837, respectively.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan's investments by level, within the fair value hierarchy, measured on a recurring basis at fair value as of December 31, 2012 and 2011:

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2012 and 2011

	Level 1	Level 2	Level 3	Total
December 31, 2012
Investments:
Common stocks:
Resource America, Inc.	$2,686,078	$—	$—	$2,686,078
Resource Capital Corp, Inc.	34,440	—	—	34,440
Consumer goods	87,276	—	—	87,276
Basic materials	27,150	—	—	27,150
Financial services	11,600	—	—	11,600
Pharmaceutical	8,684	—	—	8,684
Technology	2,662	—	—	2,662
	2,857,890	—	—	2,857,890

Mutual funds:
Value funds	3,836,413	—	—	3,836,413
Growth funds	2,993,428	—	—	2,993,428
Blended funds	2,914,658	—	—	2,914,658
Fixed income funds	2,967,239	—	—	2,967,239
Bank loan fund	43,642	—	—	43,642
Money market funds	925,186	—	—	925,186
Total mutual funds	13,680,566	—	—	13,680,566
Collective trust (1)	—	716,383	—	716,383
Total investments, at fair value	$16,538,456	$716,383	$—	$17,254,839

December 31, 2011
Investments:
Common stock:
Resource America, Inc.	$1,756,409	$—	$—	$1,756,409

Mutual funds:
Value funds	3,333,237	—	—	3,333,237
Growth funds	2,635,900	—	—	2,635,900
Blended funds	1,632,239	—	—	1,632,239
Fixed income funds	2,570,792	—	—	2,570,792
Money market funds	797,204	—	—	797,204
Total mutual funds	10,969,372	—	—	10,969,372
Collective trusts (2)	—	1,969,735	—	1,969,735
Total investments, at fair value	$12,725,781	$1,969,735	$—	$14,695,516

(1)	Collective trust include investments in a fund that offers investors stable principal and high current income at December 31, 2012.

(2)
Collective trusts include investments in a fund that offers investors stable principal and high current income as well as a domestic equity fund that seeks to replicate the total return and composition of the S&P 500 at December 31, 2011.

There were no transfers between fair value levels during the year ended December 31, 2012.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2012 and 2011

NOTE D ‑ INVESTMENTS

The following table identifies the fair value of the Plan's investments that represent 5% or more of the Plan's net assets at December 31, 2012 and 2011:

	December 31,
	2012	2011
Mainstay Large Cap Growth Fund, Class A	$1,476,862	$1,398,920
PIMCO Total Return Fund, Class A	1,381,172	1,135,262
Hartford Dividend & Growth Fund, Class I	1,246,530	—
American Century Government Bond Fund, Class A	1,164,779	1,034,397
Blackrock S&P 500 Index Fund, Class I	1,114,383	—
Allianz NFJ Small Capital Value Fund, Class A	1,113,043	1,018,235
American Century Heritage Fund, Advisor Class	1,105,089	880,074
JP Morgan US Equity Fund, Class A	988,846	—
American Capital World Growth and Income Fund, Class R3	966,039	817,429
Bank of America, N.A. Equity Index Trust	—	1,171,897
Eaton Vance Large Capital Value Fund, Class A	*	1,036,675
Hartford Capital Appreciation Fund, Class R4	*	965,727
Self-directed brokerage accounts	1,593,454	1,198,337
Federated Capital Preservation Fund	*	797,837
Resource America, Inc. common stock	2,686,078	1,756,409
*     Fund does not represent 5% or more of the Plan's net assets as of December 31, 2012 or 2011, as applicable.

During the year ended December 31, 2012, the Plan's investments' including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows:

Mutual Funds	$967,161
Common Stocks	811,712
Collective Trusts	144,125
Net appreciation	$1,922,998

NOTE E - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of the Company, the Plan Sponsor. The Plan held 402,717 and 376,911 shares of the Company's common stock at December 31, 2012 and 2011, respectively. Certain Plan assets were invested in shares of common stock of Resource Capital Corp, Inc. ("RSO"), an affiliate of the Company selected through the Self-directed brokerage accounts. The Plan held 6,150 shares of RSO common stock at December 31, 2012.

The Plan invested in a collective trust fund which was managed by an affiliate of the Plan's trustee. The Plan also permits loans to participants.

Certain administrative functions are performed by officers or employees of the Company for which the officers or employees receive no compensation from the Plan nor is the Plan charged by the Company for these services as discussed in Note A.

These transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2012 and 2011

NOTE F - TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the IRS dated March 31, 2008 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (Code), and therefore, the related trust is tax exempt.  The Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Sponsor will take any action necessary to maintain the Plan's tax-qualified status.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to federal income tax examinations for years prior to 2009.

NOTE G ‑ PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in Company contributions.

NOTE H - RISKS AND UNCERTAINTIES

The Plan provides for participants to invest in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE I - CORRECTIVE DISTRIBUTIONS PAYABLE

As of December 31, 2011, the Plan had recorded corrective distributions payable of $232,623 related to failed average deferral percentage and average contribution percentage testing for the 2011 Plan year. As of December 31, 2011, refunds payable to highly compensated employees included employee contributions of $248,491 and employer match contributions of $7,163, as reduced for related investment losses of $23,031. In addition, highly compensated employees forfeited $58,373 of employer match contributions, net of investment losses.

NOTE J - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the applicable Form 5500 filings:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$17,634,350	$14,658,022
Amounts allocated to withdrawing participants	(83,625)	—
Adjustment from contract value to fair value for interests in collective trusts relating to fully benefit-responsive investment contracts	12,404	16,973
Net assets available for benefits per the Form 5500	$17,563,129	$14,674,995

The following is a reconciliation of the Plan's net increase in net assets available for benefits per the financial statements for the year ended December 31, 2012 to the Form 5500:

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2012 and 2011

Net increase in net assets available for benefits per the financial statements	$2,976,328
Amounts allocated to withdrawing participants	(83,625)
Change in adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts from December 31, 2011 to December 31, 2012	(4,569)
Net increase in net assets available for benefits per the Form 5500	$2,888,134

NOTE K - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events occurring through the date that these financial statements were issued and determined that no subsequent events have occurred which would require an adjustment or additional disclosure to the financial statements.

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SUPPLEMENTAL INFORMATION

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i −
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Employer Identification Number: 72-0654145
Plan Number: 001

		(c)
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	(e) Current Value
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock	x	$2,686,078
* #	Resource Capital Corp, Inc. (Nasdaq: RSO)	Common Stock	x	34,440
	Mainstay Large Capital Growth Fund, Class A	Mutual Fund	x	1,476,862
	PIMCO Total Return Fund, Class A	Mutual Fund	x	1,381,172
	Hartford Dividend & Growth Fund, Class I	Mutual Fund	x	1,246,530
	American Century Government Bond Fund, Class A	Mutual Fund	x	1,164,779
	Blackrock S&P 500 Index Fund, Class I	Mutual Fund	x	1,114,383
	Allianz NFJ Small Capital Value Fund, Class A	Mutual Fund	x	1,113,043
	American Century Heritage Fund, Advisor Class	Mutual Fund	x	1,105,089
	JP Morgan US Equity Fund, Class A	Mutual Fund	x	988,846
	American Capital World Growth and Income Fund, Class R3	Mutual Fund	x	966,039
	Thornburg International Value Fund, Class R4	Mutual Fund	x	795,520
	John Hancock Disciplined Value Mid Cap Fund, Class A	Mutual Fund	x	495,184
	Invesco Van Kampen Small Capital Growth Fund, Class A	Mutual Fund	x	411,477
	Self-directed brokerage accounts	Mutual Fund/Common Stock	x	1,559,014
	Federated Capital Preservation Fund	Collective Trust	x	716,383
	Total investments			$17,254,839

	Interest bearing cash			$89,146
*	Notes receivable from participants	4.25% - 6.0%	x	$310,612

*    Represents a party-in-interest
x    Cost is not required for participant-directed investments
#    Represents an investment included in the participant-directed brokerage accounts

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The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
July 16, 2013	By: /s/ Dean R. McQuirns
Dean R. McQuirns
Plan Administrator

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